Mail Stop 3561

June 13, 2006

John L. Morgan
Chairman and Chief Executive Officer
Winmark Corporation
4200 Dahlberg Drive, Suite 100
Minneapolis, MN 55422-4837

> **Re:** **Winmark Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 7, 2006**
> **File No. 333-133393**

Dear Mr. Morgan:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 of our letter dated June 5, 2006. Please revise to remove the reference to "from time to time" throughout the prospectus when you are referring to the notes offering, since this is a continuous offering. On the cover page, we note that you state that the maturities range from three months to ten years; please revise to specify the term of each note that you intend to offer.

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As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jonathan B. Levy, Esq.
Fax: (612) 371-3207